Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

December 4, 2013

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 52”)

Dear Ms. White:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 16, 2013, with respect to Amendment No. 52. Amendment No. 52 was filed on August 27, 2013 and included disclosure with respect to the SPDR® MSCI Beyond BRIC ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 52.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 52. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 52.

Prospectus Comments

1.	Comment: Please include a discussion of “Premium/Discount Risk” in the “Principal Risks of Investing in the Fund” section.

Response: The Fund does not consider “Premium/Discount Risk” to be a principal risk. We note that disclosure regarding “Fluctuation of Net Asset Value,” which includes a discussion of shares trading at premiums and discounts, is included in the “Non-Principal Risks” section.

2.	Comment: Please confirm the Fund’s policy to invest 80% of its total assets in the securities comprising the Index or in American Depositary Receipts or Global Depositary Receipts based on securities comprising the Index is consistent with the Trust’s exemptive order.

Response: We hereby confirm that the Fund’s principal investment strategy is consistent with the Trust’s exemptive relief. Please see File No. 812-13356.

3.	Comment: Please revise, in plain English, the italicized portion of the sentence below to clarify what is meant by the phrase.

The Index is a float adjusted, market capitalization weighted index designed to measure equity market performance in global emerging markets excluding Brazil, Russia, India, and China.

Response: We have revised the sentence as follows:

The Index is a float adjusted, market capitalization weighted index (giving greater weight to larger companies, based on the value of securities available in the market) designed to measure equity market performance in global emerging markets excluding Brazil, Russia, India, and China.

4.	Comment: Within the Fund’s Index description, please include a statement regarding the frequency of Index rebalancing or review, to the extent not already included.

Response: We have added the following statement to the Fund’s principal strategies:

The Index is rebalanced quarterly.

5.	Comment: With respect to the Fund’s investment in derivatives, please advise how the Fund will meet its coverage requirements.

Response: We note the following disclosure is currently included in the “Futures Contracts, Options and Swap Agreements” discussion in the SAI:

The Fund will segregate cash and/or appropriate liquid assets if required to do so by SEC or Commodity Futures Trading Commission (“CFTC”) regulation or interpretation.

6.	Comment: Please note that in 2011 the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Registrant is aware of the concept release and that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.